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April 22, 2005

Securities and Exchange Comm
Office of International Corporat
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549


05007498

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on April 22, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom / CSM

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler


Wolters Kluwer
Legal, Tax and Regulatory Europe

PRESS RELEASE

Wolters Kluwer Acquires Nolis from France Telecom

Amsterdam, April 22, 2005 — Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, one of the world's leading publishers and providers of information products and services, is pleased to announce it has reached an agreement with France Telecom regarding the acquisition of Nolis S.A., a French online software solutions provider for the transport and logistics industry. With the acquisition of Nolis, Wolters Kluwer will expand its portfolio of online solutions for the transport and logistics industry in Europe.

Nolis is a freight exchange that can be consulted by internet or satellite. It is a leading freight exchange, especially active in the spot freight exchange, with more than 30,000 offers posted, consulted, and processed every day, exclusively by transport professionals. With annual sales of €7 million over 2004, Nolis has 30 employees, and is located in Paris.

"Providing on-line end-to-end solutions to professionals around the world is our core business", said Jean-Marc Detailleur, member of the Executive Board of Wolters Kluwer. "With the acquisition of Nolis, we strengthen our position in the European market of online software solutions for the transport and logistics industry. Nolis is a well-performing growth company with a compelling service offer that fits the Wolters Kluwer portfolio for the transport and logistics business in Europe. The strong brand of Nolis will help strengthen and expand our reputation in transport and logistics, and increase our position in the online market."

The transport sector increasingly relies on online planning and contracting solutions to enhance operational efficiency and customer convenience. With the recent EU enlargement, the transport sector will have a significant role through its contribution to the economic development of Central European countries.

By acquiring Nolis, Wolters Kluwer aims to reinforce its position and its leadership in the European online transport and logistics markets. It is Wolters Kluwer's intention to maintain the company's strategy, service offer, and organization.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media

Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459

press@wolterskluwer.com

Investors/Analysts

Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com